January 24, 2020

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pacific Ventures Group, Inc.
Form 10-K for the Year Ended December 31, 2018
Form 8-K Filed August 21, 2019
File No. 000-54584

Ladies and Gentleman:

The Company is in receipt of the Commission’s letter dated December 23, 2019. The Company intends to make the following additional disclosures pursuant to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Part 1

Item 1. Business, page 1

1.	Your SDFO acquisition in May 2018 appears material to your company. Please disclose the significant terms of the acquisition including the purchase price, the assets and liabilities acquired and your accounting for the acquisition. Refer to ASC 805-10-50.

Response:

The Company will add the following disclosure to Item 1:

On May 1, 2018, Royalty Foods Partners, LLC – a Florida Limited Liability Corporation and a subsidiary of Pacific Ventures Group, Inc. – completed an asset acquisition of San Diego Farmers Outlet, Inc. (SDFO), a California Corporation. The Company is the managing member and owner of 80,000 of the Class B Units of membership of Royalty Partners, and TCA Global Credit Master Fund, LP (“TCA”) owns 19,000 of the Class B Units and 1,000 Class A Units.

San Diego Farmers Outlet was started in over thirty-five years ago to provide primarily restaurants customers in southern California’s three largest counties with quality food and produce and does business under the names of Farmers Outlet and San Diego Farmers Outlet.

The assets purchased include an operating grocery business, including inventory, fixtures and several trucks. There were no material relationships between San Diego Farmers Outlet and its affiliates other than in respect to the transaction. San Diego Farmers Outlet received $1,120,000 (including $70,000 as adjusted for inventory) in cash at closing. The Company and Royalty Partners (collectively, the (“Borrower”) borrowed the funds paid to complete the Asset Purchase from TCA, pursuant to a Senior Secured Facility Agreement (collectively, with ancillary agreements, the “Loan Agreement”) by and among TCA as lender and the Company and Royalty Partners as borrowers, which Loan closed simultaneously with the Closing and completion of the Asset Purchase as described above.

The Company and Royalty Partners entered into and closed the Loan Agreement on April 30, 2018, whereby TCA provided $1,120,000 cash to the Borrowers to fund and close the Asset Purchase. The amount of the initial loan (“Initial Loan”) to the Borrowers was $1,750,000, as evidenced by a Promissory Note (the “Note”) attached to the Loan Agreement, and the Initial Loan matures February 2020. Monthly payments of $24,000 commence on June 2018. Payment on the Loan is secured by various pledge and guaranty agreements of all of the assets of the Company’s subsidiaries, and the shares owned by the Company’s Chief Executive Officer, in favor of TCA in event of the Borrower’s default of any its obligations under the Loan Agreement. The entire amount of the unpaid portion of the Initial Loan is due and payable upon default.

Audit Report, page F-1

2.	We note that you have included management´s report on internal control over financial reporting on pages 19 and 20. Given that your auditor was not engaged to perform an audit of management´s assessment of the effectiveness of internal control over financial reporting, please make arrangements with your auditor to have them revise their audit report to include the language set forth in AU 3105.59 and 3105.60. The revised audit report should be included in an amendment to the Form 10-K. We remind you that your amended filing should include updated certifications that are currently dated and make reference to the Form 10-K/A.

Response:

The Company will revise its 10-K to include currently dated certifications making reference to the Form 10-K/A and the Company will include a revised audit report from its auditor that includes the language set forth in AU 3105.59 and 3105.60.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.	You disclose that sales revenues are generally recognized in accordance with the SAB 104 Public Company guidance. Please tell us why you have not adopted ASC 606 which became effective for all public companies for annual reporting periods (including interim periods therein) beginning after December 15, 2017.

Response:

The Company has adopted ASC 606 and will include the adoption the Company’s discussion of critical accounting policies under Item 7 of its amended Form 10-K. However, for the prior fiscal year the Company did not believe that its revenue recognition would have been affected by ASC 606. It is not the case in the Company’s course of business that the contract criteria of ASC 606 are met. The Company only derecognizes the liability and recognizes revenue when the amounts paid by the customer are nonrefundable and one of the following is true:

●	The entity has no remaining performance obligations and it has received all, or substantially all, of the amounts promised by the customer.
●	The contract has been terminated.
●	The entity has: (a) transferred control of the goods or services to which the nonrefundable consideration relates and (b) stopped transferring additional goods or services to the customer and is under no obligation to transfer any additional goods or services.

These are the only three circumstances under which revenue is recognized when the contract existence criteria are not met.

Exhibits 31.1 and 31.2, page 1

4.	The officer certifications do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please file an amendment to your Form 10-K to include the correct certifications, full Item 9A disclosure and your audited financial statements. Refer to Item 601 (b)(31) of Regulation S-K. The same comment applies to your Forms 10-Q filed during 2019.

Response:

The Company’s Form 10-K and 2019 filings of Form 10-Q will be amended to include the introductory language in paragraph 4 as follows:

“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Form 8-K Filed August 21, 2019

Exhibit 99.1

5.	We note from your Form 8-K filed on August 21, 2019 that you signed an Asset Purchase agreement to acquire a distribution company which has current annual revenues in excess of $30 million. In light of this probable and material acquisition, please revise this filing to address the following:

●	Disclose the material terms of the acquisition and the expected completion date;
●	Include audited financial statements of this distribution company as well as pro forma financial statements reflecting the planned transaction as required by Rules 8-04 and 8-05 of Regulation S-X; and
●	File the definitive Asset Purchase agreement as exhibit to your filing.

Response:

The Asset Purchase Agreement and documents related to the acquisition referenced in Item 7.01 of the Company’s Form 8-K dated August 21, 2019, were included on the Form 8-K filed by the Company on December 20, 2019. The Company intends to provide the audited financial statements of the Company as well as pro forma financial statements as an amendment to the December 20, 2019 8-K.

The Company expects to file its amended 10-K and quarterly reports on Form 10-Q by Tuesday, January 28, 2020. Should the Staff have any further or questions or comments please contact the understand or Company counsel, Jonathan Leinwand, Esq. at 954-903-7856.

Very Truly Yours,

PACIFIC VENTURES GROUP INC

By:	/s/ Shannon Masjedi
Shannon Masjedi, CEO